EXHIBIT 12


                                    TXU CORP.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                                                                               Six Months
                                                                    Year Ended December 31,                  Ended June 30,
                                                      --------------------------------------------------   -------------------
                                                       2002/a/   2001/a/    2000       1999       1998       2003       2002
                                                      --------  --------   --------   --------  --------   --------   --------
                                                                         Millions of Dollars, Except Ratios

EARNINGS:
    Income (loss) from continuing operations before
      extraordinary loss                              $    134  $    542   $    666   $    686  $    600   $    293   $    435
    Add:  Total federal income taxes                        72       221        278        314       407        118        186
         Fixed charges (see detail below)                  958     1,045      1,088      1,084     1,035        532        469
         Preferred dividends of subsidiaries                13        14         14         14        16          6          7
                                                      --------  --------   --------   --------  --------   --------   --------
           Total Earnings                             $  1,177  $  1,822   $  2,046   $  2,098  $  2,058   $    949   $  1,097
                                                      ========  ========   ========   ========  ========   ========   ========

FIXED CHARGES:
    Interest expense                                  $    843  $    873   $    911   $    924  $    908   $    476   $    413
    Rentals representative of the interest factor           75        71         68         64        53         36         36
    Distributions on preferred trust securities of
      subsidiaries*                                         40       101        109         96        74         20         20
                                                      --------  --------   --------   --------  --------   --------   --------
           Fixed charges deducted from earnings            958     1,045      1,088      1,084     1,035        532        469
    Preferred dividends of subsidiaries (pretax)**          20        20         20         20        27          8         10
                                                      --------  --------   --------   --------  --------   --------   --------
           Total fixed charges                        $    978  $  1,065   $  1,108   $  1,104  $  1,062   $    540   $    479
                                                      ========  ========   ========   ========  ========   ========   ========

RATIO OF EARNINGS TO FIXED CHARGES                        1.20      1.71       1.85       1.90      1.94       1.76       2.29
                                                      ========  ========   ========   ========  ========   ========   ========



* Distributions on preferred trust securities are deductible for tax purposes. ** Preferred/preference dividends multiplied by the ratio of pre-tax income to net income.

(a) Reflects reclassification of $63 million pretax ($41 million after tax) in 2002 and $149 million pretax ($97 million after tax) in 2001 of extraordinary losses on extinguishment of debt to Other Deductions and Income Tax Expense as a result of the implementation of SFAS No. 145.